INTO THE BOX, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Year Ended December 31, 2021

and

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Page



Minette L. La Croix, CPA, PA
12050 Summergate Circle, C-102
Fort Myers, FL

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Stockholders
Into the Box, Inc.
St. Petersburg, FL

I have reviewed the accompanying balance sheet of Into the Box, Inc. as of December 31, 2021 and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal controls relevant to the preparation and fair presentation of the financial statements.

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of our procedures provide a reasonable basis for my report.

Based on my review, I are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

My review was made for the purpose of expressing limited assurance that there are no material modifications that should be made to the financial statements in order for them to be in conformity with generally accepted accounting principles.

M. L. La Croix, CPA

Minette L. La Croix, CPA, PA
January 22, 2022

INTO THE BOX, INC.

Balance Sheet (Unaudited)
December 31, 2021

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<u>ASSETS</u>

CURRENT ASSETS		
Cash and cash equivalents	$	4,512
Total Current Assets		4,512
PROPERTY AND EQUIPMENT		
Office equipment and furniture		-
Boxes		-
Vehicles		-
Less accumulated depreciation		-
Total Property and Equipment		-
	$	4,512

**The accompanying notes must be read for a more informed use,
understanding and interpretation of these financial statements.**

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable and accrued expenses	$	-
Accrued payroll		-
Income taxes payable		-
Sales tax payable		-
Total Current Liabilities		-

STOCKHOLDERS' EQUITY

Class A Stock		4,890
Additional paid-in capital		8,119
Retained earnings		(8,497)
Total Stockholders' Equity		4,512
	$	4,512

INTO THE BOX, INC.

Statement of Income (Unaudited)
For the Year Ended December 31, 2021

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REVENUES		
Reservation revenue	$	-
OPERATING COSTS AND EXPENSES		
Depreciation and amortization		-
General and administrative		8,497
		8,497
Income from Operations		(8,497)
Provision for Income Taxes		-
Net Income	$	(8,497)

**The accompanying notes must be read for a more informed use,
understanding and interpretation of these financial statements.**

INTO THE BOX, INC.

Statement of Changes in Stockholder's Equity (Unaudited)
For the Year Ended December 31, 2021

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	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at December 1, 2021	$ -	$ -	$ -	$ -
Net Income	-	-	(8,497)	(8,497)
Increase/Reduction in Capital	4,890	8,119	-	13,009
Balances at December 31, 2021	$ 4,890	$ 8,119	$ (8,497)	$ 4,512

The accompanying notes must be read for a more informed use, understanding and interpretation of these financial statements.

INTO THE BOX, INC.

Statement of Cash Flows (Unaudited)
For the Year Ended December 31, 2021

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CASH FLOWS FROM OPERATING ACTIVITIES
    Cash received from customers $ -
    Cash paid to suppliers and employees   8,497
        Net Cash Used by Operating Activities   (8,497)

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of property and equipment   -
        Net Cash Used by Investing Activities   -

CASH FLOWS FROM FINANCING ACTIVITIES
    Loan received   -
    Capital Increase/Reduction   13,009
        Net Cash Provided by Financing Activities   13,009

Decrease in Cash and Cash Equivalents   4,512

Cash and Cash Equivalents at Beginning of Year   -

Cash and Cash Equivalents at End of Year $ 4,512

SUPPLEMENTAL DISCLOSURES
    There were no non-cash investing or financing activities for the year.

**The accompanying notes must be read for a more informed use,
understanding and interpretation of these financial statements.**

Notes to Financial Statements
December 31, 2021

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Into the Box, Inc. (the "Company" or ITB) was incorporated on August 23, 2021 as a Florida Corporation. It is a regenerative travel company, creating pop-up lodging experiences with renovated shipping containers (Boxes).

After renovating an old shuttle bus into a tiny home during the pandemic, the ITB Founder envisioned a new kind of hospitality service.

To adhere to the principles of regenerative travel, ITB has modeled its business around improving the communities where their Boxes are hosted. ITB is committed to dropping their Boxes in locations within 200 miles of at least 10 million people to encourage more sustainable traveling habits. ITB prioritizes supporting small town America and stimulating the economies of rural, oft-overlooked communities across the U.S. The Boxes help create not only a more sustainable environment, but stronger local economies as well.

Summary of Significant Accounting Policies

Recognition of Revenue and Costs

Revenue from reservations is recognized as earned.

Costs are recognized in the period in which they are incurred. They include all direct material, labor and subcontract costs, and those indirect costs related to contract performance. General and administrative costs are charged to expense as incurred.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Notes to Financial Statements
December 31, 2021

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Doubtful Accounts

There is no allowance for doubtful accounts provided in the balance sheet.

Depreciation

The Company records its property and equipment at cost. Depreciation is computed principally using accelerated methods over the estimated useful lives of the respective assets.

Income Taxes

The Company is taxed under the U.S. Internal Revenue Code as a C-corporation. The Company is also subject to state and local income taxation by the jurisdictions that it does business in. The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes the tax returns essentially remain open for possible examination for a period of three years after the respective filling deadlines for those returns. Penalties and interest assessed by the income taxing authorities would be included in operating expenses. A liability of $0 for Federal and State Income Taxes and any interest or penalties on the balances due has been accrued as of December 31, 2021.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B – OPERATING LEASES

The Company has no lease agreements as of December 31, 2021.

NOTE C – LINE OF CREDIT AGREEMENT

The Company does not utilize any lines of credit with financial institutions as of December 31, 2021.

INTO THE BOX, INC.

Notes to Financial Statements
December 31, 2021

NOTE D – CONCENTRATION OF CREDIT RISK FROM CASH DEPOSIT IN EXCESS OF INSURED LIMITS

The Company may have its cash balances at multiple financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation. At December 31, 2021, the Federal Deposit Insurance Corporation insured up to $250,000, leaving the Company's uninsured cash balance at $0. Management is aware of the risk of uninsured cash balances.

NOTE E – SUBSEQUENT EVENTS

Management has evaluated subsequent events though January 22, 2022, the date on which the financial statements were available to be issued. There are no subsequent events.

INTO THE BOX, INC.

Schedule of General and Administrative Expenses
For the One Month Ended December 31, 2021

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Advertising	$	2,346
Bank Service Charges		-
Business Development		-
Business Licenses		140
Dues & Subscriptions		5,000
Education and Training		314
Fines & Penalties		-
Internet Expense		677
Meals and Entertainment		-
Office Expense		-
Payroll Taxes - Office		-
Professional Fees		20
Repairs and Maintenance		-
Rent		-
State Income Taxes		-
Telephone Expense		-
Travel		-
Utilities		-
Wages and salaries		-
	$	8,497